UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Brakes To Go, Inc., formerly BTG Operations LLC

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Nevada

    Date of organization
    C-Corp: April 6, 2021
    LLC: November 18, 2014

Physical address of issuer
5214 Burleson Road, Suite 209, Austin, TX 78744

Website of issuer
www.brakestogo.com

Current number of employees
12

Summary financial information is provided below for the most recent fiscal year ended April 30, 2022 and prior fiscal year ended April 30, 2021.

	Most recent fiscal year-end April 30, 2023	Prior fiscal year-end April 30, 2022
Total Assets	$1,011,242	$1,314,014
Cash & Cash Equivalents	$134,423	$308,950
Accounts Receivable	$11,400	$38,877
Short-term Debt	$197,389	$313,923
Long-term Debt	$2,101,509	$1,949,899
Revenues/Sales	$2,816,802	$2,659,458
Cost of Goods Sold	$1,524,991	$1,699,237
Taxes Paid	$13,061	$8,694
Net Income	$-337,683	$-1,121,532

August 1, 2023

FORM C-AR

BRAKES TO GO, INC.



ANNUAL REPORT FOR THE FISCAL YEAR ENDED

APRIL 30, 2023

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Brakes To Go, Inc., a Nevada corporation (formerly, BTG Operations, LLC, a Texas Limited Liability Company) (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.brakestogo.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold

pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is August 1, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Brakes To Go, Inc., (the "Company") is a Nevada corporation, formed on April 6, 2021, into which BTG Operations, LLC, a Texas Limited Liability Company formed on November 18, 2014, was merged. The Company conducts business under the name of Brakes To Go. The Company is authorized by the State of Texas and the State of Nevada to conduct any lawful business operation.

The Company is located at 5214 Burleson Road, Suite 209, Austin, TX 78744.

The Company's website is www.brakestogo.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Brakes To Go primarily sells mobile, on-demand automotive brake repair to consumers, commercial entities, and government entities wherever their vehicles are located and in the normal course of their day.

RISK FACTORS

An investment in the Company involves a high degree of risk. *You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.*

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

5

The development and commercialization of our mobile brake repair service is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved automotive brake services and thus may be better equipped than us to develop and commercialize automotive brake services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, and our ability to generate meaningful additional revenues from our services.

As a distributor of automotive brake parts, our business depends on developing and maintaining close and productive relationships with our vendors.

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

The Company's success depends on the experience and skill of the board of directors/executive committee, its executive officers and key employees.

In particular, the Company is dependent on Jonathan R. Ganther, Chief Operations Officer, and Randall C. Huntsinger, Chief Executive Officer of the Company. The Company has or intends to enter into employment agreements with Jonathan R. Ganther and Randall C. Huntsinger although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jonathan R. Ganther and Randall C. Huntsinger or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including but not limited to trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also may rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our services infringe upon their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We have not prepared any audited financial statements for the fiscal year ending April 30, 2023.
Therefore, you have no audited financial information for the 2022-23 fiscal year regarding the Company's capitalization or assets or liabilities.

We are subject to U.S. income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on

our financial position and results of operations in the period or periods for which a determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Substantial disruption at vendor facilities that manufacture and/or distribute the automotive parts we sell to consumers can or could occur.

A disruption in production at our third-party vendor manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of other suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, tariffs, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

The consolidation of commercial customers could adversely affect us.

Commercial customers in our major markets may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger commercial customers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Global economic downturn, regardless of cause, including but not limited to natural disasters and pandemics, could adversely affect us.

A disruption in operations can be expected in the event of regional, national, or global economic downturns, regardless of cause. This is true regardless of direct impact on Company operations, as customer financial viability is essential for their ability to purchase the goods and services offered by the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Brakes To Go primarily sells mobile, on-demand automotive brake repair to consumers, commercial entities, and government entities wherever their vehicles are located and in the normal course of their operational day.

Business Plan

In general, people dislike car repair. It's usually inconvenient, it's often expensive, but worst of all, it's an experience that often includes getting ripped-off. A December 2016 national AAA survey revealed that two of three Americans don't trust repair shops in general — citing overcharges, recommendations for unnecessary repairs, and poor past experiences as the reasons for their lack of confidence. As over 90% of U.S. households own at least one car, this experience is something that almost everyone eventually faces. At Brakes To Go ("BTG"), we feel there is one best word to describe customer service transactions in which the market of millions are dissatisfied about mandatory purchases they can't avoid – OPPORTUNITY. There is a different way to service these customers, and even better, the existing market providers won't offer it.

BTG offers a revolution in the automotive service industry. BTG provides consumers an innovative option for dealing with a dreaded automotive service necessity – brake repair – by providing mobile brake service on demand wherever a customer vehicle happens to be located. By using a mobile service model BTG eliminates inconvenience from this customer service experience while concurrently reducing overhead expenses that normally inflate the minimum bill a traditional "brick & mortar" automotive service shop must offer for identical repairs. This mobile service option is possible because modern brake repair no longer requires the use of fixed assets and heavy equipment that previously necessitated a physical shop presence. The vast majority of brake system repairs now involve the replacement of wearable components engineered for simple installation with a limited set of hand tools. To the customer, the BTG experience means brake repair in the normal course of their day at a price that can't be matched by a traditional brick & mortar shop.

History of the Business and/or Founders

Founder Jonathan R. Ganther initially conceived of a mobile brake repair service in early 2013. Working alone, Mr. Ganther demonstrated the viability of the mobile brake repair concept until eventually partnering with Randall C. Huntsinger to formally start the company now operating as Brakes To Go on November 18, 2014. That Company began operations on May 1, 2015.

The Company's Products and/or Services

Product / Service	Description	Current Market
sell and install automotive brake parts	Our technicians repair automotive brake systems. Our services include but are not limited to pad replacement, rotor replacement, caliper replacement, booster replacement, master cylinder replacement and certain brake line repairs and replacement.	We currently service the Texas metro markets of Austin and Dallas/Fort Worth.

Brakes To Go offers a new approach to automotive service due to the convenience and time-saving aspects of our unique mobile model. Our mobility sets us apart from traditional automotive service centers -- a delivery model as unique as it is exportable. Our goal is to use the proceeds of this and/or subsequent Offerings for to fund general operations, including advertising and expansion of our service regions.

Competition

The Company's primary competitors are "brick & mortar" automotive service centers (Firestone, Pep Boys, Brake Check, etc.) and automobile dealer service centers (Chevrolet, Ford, Chrysler, etc.).   These competitors easily control the vast majority of the automotive service market. Additionally, new mobile automotive service providers are coming to market across the country (RepairSmith, YourMechanic, etc.).

The automotive service market is highly competitive and Brakes To Go is confronted by aggressive competition in all geographic service areas, both present and anticipated. Competitors include large, well-established national brands operating both corporate and franchise service centers. Additionally, smaller, mid-sized companies operate automotive service centers across multiple locations per city. Finally, automobile dealerships aggressively market their dealer service departments to both new and used car buyers. Nevertheless, these are "brick & mortar" providers and have typically found the convenience, customer service reputation, and affordability that are the natural consequence of Brakes To Go's low-overhead mobile service model difficult to beat.

Customer Base

Brakes To Go's primary customers include any consumer who owns an automobile (i.e., individuals, families) and any company or government entity dependent on automobiles to provide their goods or services (i.e., contractors, landscapers, plumbers).

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
4,872,063	Repair or maintenance of automobiles; mobile automotive brake repairs services provided at the customer's location.	BRAKES TO GO	March 31, 2015	December 15, 2015	United States of America

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

None.

Litigation

On September 3, 2020, the Company sued Walker Drewett and Nuwash, Inc., for fraud, fraud by non-disclosure, and theft of trade secrets, after said defendants illegally sought and received confidential Company materials for their own benefit. These confidential materials were then used by defendants to create a mobile brake service company operating in direct competition with the Company. On April 23, 2021, said defendants filed retaliatory counter-claims against the Company asserting a variety of common law trade secret and unfair competition claims. This lawsuit is filed in the 200th Judicial District Court of Travis County, Texas, under cause number D-1-GN-20-004656. This suit is ongoing.

Other

The Company's principal address is 5214 Burleson Road, Suite 209, Austin, TX 78744

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jonathan R. Ganther

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Operations Officer (03/2015 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Ganther is a Co-Founder of the Company. He is the Company's most senior operations officer and is responsible for day-to-day operations of the company, including supervision of all employees and management of all customer service interactions.

Name

Randall C. Huntsinger

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer (03/2015 - present)
General Counsel (03/2015 – present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Huntsinger is a Co-Founder of the Company. He is the Company's most senior executive officer. He is responsible for the administrative affairs of the company, including the duties normally reserved for a financial officer and for corporate general counsel; Mr. Huntsinger is a licensed attorney with an undergraduate accounting degree.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jonathan R. Ganther

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Operations Officer (03/2015 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Ganther is a Co-Founder of the Company. He is the Company's most senior operations officer and is responsible for day-to-day operations of the company, including supervision of all employees and management of all customer service interactions.

Name

Randall C. Huntsinger

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer (03/2015 - present)
General Counsel (03/2015 – present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Huntsinger is a Co-Founder of the Company. He is the Company's most senior executive officer. He is responsible for the administrative affairs of the company, including the duties normally reserved for a financial officer and for corporate general counsel; Mr. Huntsinger is a licensed attorney with an undergraduate accounting degree.

Name

Louis I Richards, III

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Corporate Secretary (January 1, 2021 – present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Richards has been employed by the Company since 2016 as the Assistant Director of Operations. This year he was appointed corporate secretary and is responsible for ensuring that the records, or minutes of the Board's actions during a Board meeting, reflect the proper exercise of those fiduciary duties.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 12 employees in Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 100,000,000 shares of common stock, $0.0001 par value per share, and 50,000,000 shares of preferred stock, $0.0001 par value per share. As of April 30, 2023, there are 3,253,258 shares of common stock issued and outstanding, and no shares of preferred stock issued and outstanding. The Company closed its second Regulation CF raise in early April of 2022. The Company issued 97,550 shares of common stock in said raise. The Company's first Regulation CF raise closed in December of 2019, by which convertible debt crowd notes were issued to subscribers. These crowd notes have not been converted.

Prior Exempt Offerings

The Company conducted the following securities offerings in the period between May 1, 2018, thru April 30, 2023:

- **Type Of Security Sold:** Venture Debt
  Final Amount Sold: $75,0000
  Use of Proceeds: Operations
  Date: January 5, 2023
  Offering Exemption: 506

- **Type Of Security Sold:** Common Stock
  Final Amount Sold: $269,308
  Use of Proceeds: Operations, focusing on expansion
  Date: Initial filing/offering September 2021, final closing April 2022
  Offering Exemption: Regulation CF

- **Type Of Security Sold:** Convertible Note
  Final Amount Sold: $424,995.00
  Use of Proceeds: Operations, focusing on expansion
  Date: Initial filing/offering August 2019, final closing December 2019
  Offering Exemption: Regulation CF

- **Type Of Security Sold:** Venture Debt
  Final Amount Sold: $25,0000
  Use of Proceeds: Operations
  Date: May 1, 2019
  Offering Exemption: 506

- **Type Of Security Sold:** Venture Debt
  Final Amount Sold: $25,0000
  Use of Proceeds: Operations
  Date: December 1, 2018
  Offering Exemption: 506

- **Type Of Security Sold:** Venture Debt
  Final Amount Sold: $75,0000
  Use of Proceeds: Operations
  Date: November 1, 2018
  Offering Exemption: 506

Ownership

A majority of the Company (~67%) is owned equally by Jonathan R. Ganther and Randall C. Huntsinger. Thirteen "Friends & Family" investors own approximately 30% of the Company, each having small percentages, the largest of which holds ~7%. The remaining 3% is owned by investors who participated in the 2021 Regulation CF raise which closed in April 2022.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	No. and Class of Securities Now Held	Percentage Owned
Randall C. Huntsinger	1,089,323 shares of common stock	33.48%
Jonathan R. Ganther	1,089,323 shares of common stock	33.48%

INDEBTEDNESS OF THE COMPANY

As of April 30, 2022, the Company had the following outstanding debts ($2,298,898):

- **Creditor**: Preferred Promissory Notes (Venture Debt)
  Amount Owed: $212,500.00
  Interest Rate: 6% APR
  Secured Collateral: none
  This debt is held by a single investor, who provided initial venture funding for the Company. This debt has an open repayment period but earns and is paid interest on a monthly basis.

- **Creditor**: Preferred Promissory Notes (Venture Debt)
  Amount Owed: $75,000.00
  Interest Rate: 10% APR
  Secured Collateral: none
  This debt is held by a single investor, who provided initial venture funding for the Company. This debt has a 36-month repayment period. Interest payments are made monthly over 36 months, while principal payments are made over the final 30 months.

- **Creditor**: Convertible Notes (Crowd Notes)
  Amount Owed: $424,995.00
  Interest Rate: 0% APR
  Secured Collateral: none
  These Crowd Notes may convert to equity, but otherwise carry no principal repayment requirement and do not earn interest. These notes do not have a maturity date. Several factors and variables affect their conversion from a debt into an equity. Please review the Company's 2019 Regulation CF – Form C for all relevant terms, the entirety of which is available for download at the SEC Edgar online portal.

- **Creditor**: United States Small Business Administration (EIDL)
  Amount Owed: $1,250,000.00, plus accrued interest of $50,380.00
  Interest Rate: 3.75% APR
  Secured Collateral: all Company assets; personal guarantees of Randall C. Huntsinger and Jonathan R. Ganther
  Maturity Date: June 10, 2052
  On June 10, 2020, the U.S. Small Business Administration approved SBA Loan #1634997909 to the Company in the amount of $150,000.00 as an Economic Injury

Disaster Loan ("EIDL") made necessary by the COVID19 pandemic. This loan was modified and approved for $1,250,000 in 2021. This EIDL accrues interest at a rate of 3.75% per annum, has deferred monthly installments of $6,162.00 which commence payment on December 10, 2022, for a period of thirty (30) years.

- **Creditor**: Other Loans Payable (GM Financial *and* Square Capital LLC)
  Amount Owed: $35,771 + $52,863 = $88,634
  Interest Rate: varies
  Secured Collateral: purchased equipment (one GMC truck secures GM Financial)
  Maturity Date: varies
  This debt consists of an equipment financing loan from GM Financial with a balance due of $35,771 as of the reporting date. Additionally, an unsecured loan from Square Capitol has a balance due of $52,863 as of the reporting date; funds were used for general operations financing. This loan was approved in July 2022 at a value of $115,000 with a fixed loan fee of $15,525 resulting in a total debt obligation of $130,525. Repayment on this note occurs via assessments of 16.5% taken from each individual credit card transaction processed by Square Capital. The period of this loan is not fixed, as the repayment rate is dependent on the frequency of said transaction events.

- **Creditor**: Operational Liabilities
  Amount Owed: $197,389
  Interest Rate: 0.0%
  Remaining liabilities consist of standard operational debts typically incurred and paid in full within one year. Some are paid in full monthly, including accounts payable and credit card cards.

Material debts incurred subsequent to the Company's April 30, 2023, fiscal year end.

- **Creditor**: Preferred Promissory Notes (Venture Debt)
  Amount Owed: $55,000.00
  Interest Rate: 12% APR
  Secured Collateral: none
  This debt is held by a single investor, who provided venture funding for the Company. This debt is effective May 15, 2023, and has a 36-month repayment period. Interest payments are made monthly over 36 months, while principal payments are made over the final 30 months.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

2022 Calendar Year Tax Return Information

Total Income January – December 2022	Taxable Income January – December 2022	Total Tax January – December 2022
$2,700,780	-$747,553	$0.00

2022-2023 Results of Operations

Circumstances which led to the performance of financial statements:

Fiscal Year Ended April 30, 2023, Compared To Fiscal Year Ended April 30, 2022

Revenue

Total revenue for fiscal year end 2023 was $2,819,367, an increase over fiscal year end 2022's $2,659,459. These numbers, in general, reflect improvements in operational efficiencies and retail price increases.

Austin Revenue

Revenue for Austin operations for fiscal year ended 2023 was $2,300,691 compared with $1,920,311 for the prior year and $1,696,303 for the fiscal year ended 2021. For May-July 2022, sales of $543,512 compared with $450,300 in the prior year. August-October 2022 yielded $553,181 in sales, another significant increase over the prior year's $495,629. November-January 2023 recorded $548,785 versus $426,008 in the previous year. Finally, our fourth quarter, February-April 2023 hit $655,213, a massive increase over $548,373from the prior year. The Company achieved these performance improvements by increasing pricing while concurrently closing more customer transactions, a win-win. Overall, the Company closed 4,087 transactions in the current year, compared with 3,969 in fiscal year end 2022.

Dallas/Fort Worth ("D/FW") Revenue

Revenue for D/FW operations decreased due to a reduction in force in the region necessary because of a lack of advertising capital. Revenue for fiscal year ended 2023 was $518,677 compared with $739,148 for fiscal year end 2022 and $357,947 for fiscal year end 2021. Sales for the May-July 2022 quarter were $105,976 compared with $188,186 in the prior year. August-October 2022 yielded $140,949 in sales, a significant drop over the prior year's $210,728. November-January 2023 recorded $143,172 versus $168,178 in the previous year. Finally, February-April 2023 sales were $128,589 compared to $172,056 in 2022. The Company closed 1,024 transactions in fiscal year end 2023, which was a drop of some 38% from 1,668 transactions in fiscal year 2022. However, average retail price per transaction went from $443/sale in fiscal year end 2022 to $506/sale in the current fiscal year. This improved efficiency is reflected in the margin discussion below.

Cost of Sales/Gross Margin

Austin Margins

Cost of sales in fiscal year ended 2023 for Austin was $1,221,773 compared with $1,185,049 for fiscal year end 2022. FYE-2023's costs of sales as a percentage of revenue came in at 53%, a fantastic improvement over the prior year's 62%, even slightly bettering FYE-2021's 54%. This translates into a 47% gross margin for FYE-2023 compared with a 38% margin for FYE-2022. The Company credits aggressive negotiations with suppliers for better pricing coming out of last year's inflationary periods.

D/FW Margins

Cost of sales in the present fiscal year ended 2023 for D/FW were $304,776. In the prior fiscal year, these costs were $514,277. As a percentage of revenue, this year showed a significant improvement at 59% compared to a hugely inefficient 70% in FYE-2022. These numbers translate into a gross margin for D/FW of 41% in FYE-2023, only slightly behind Austin's 47%, but a significant improvement over FYE-2022's 30%. Overall, D/FW sales were reduced but demonstrably more efficient. Gross profit in D/FW for FYE-2023 was $213,900 on total revenue of $518,677 compared to gross profit of $224,870 on total revenue of $739,147 in FYE-2022; D/FW. In Dallas and Fort Worth, the Company is steadily getting more out of less.

Expenses

The Company's expenses consist of, among other things, marketing and sales expenses, compensation and benefits, fees for professional services and general administrative expenses. Total operating expenses for fiscal year ended 2023 were $1,577,388, a significant reduction from the prior year's expenses of $1,850,729. FYE-2023's Austin operations accounted for $1,351,872, a decrease from the prior year's $1,370,759. Dallas/Fort Worth operational expenses accounted for the remaining $225,516 in costs, a massive reduction from the $479,970 spent in fiscal year end 2022.

Other Income & Expense

Non-ordinary operational revenues and expenses in FYE-2023 accounted for an additional net loss of $53,113 for the Company. Other incomes totaled $49,125 and consisted of gains on the sale of assets and limited revenues from computer server leasing. Other expenses totaled $102,239, the supermajority of which consisted of $81,191 in interest incurred on the Company's $1.25M COVID Economic Injury Disaster Loan. Remaining other expenses consisted of professional service fees related to the StartEngine crowdfunding raise and attorney fees.

Historical results and cash flows

The global economic retraction and inflationary fiscal policies of the prior fiscal year seem to have tapered off in the fiscal year ended April 30, 2023. Over the past year, the Company negotiated for supply parts costs reductions, cut non-essential expenditures, and reformulated pricing policies. While the Company posted a net loss of -$337,683 the current period, this was a significant improvement over fiscal year end 2022's net loss of -$1,121,698.

Liquidity and Capital Resources

For the period disclosed (May 1, 2022, thru April 30, 2023), the following capital was raised by the Company:

- *January 2023*: $75,000 raised via preferred promissory note to a previous Brakes To Go friends and family equity investor.

Capital Expenditures and Other Obligations

The Company incurred no significant capital expenditures beyond limited funding associated with securing and outfitting additional company service vehicles. Beyond similar expansion-related purchases, the Company does not anticipate additional capital expenditures over the fiscal year end 2024. The Company does anticipate expansion into new service regions during this upcoming period, however, but will initially do so via reassignment of existing service vans to these new regions. Depending on the success of said expansions, additional service vans might be purchased and outfitted during this period, but these assets would be secured under existing lease agreements.

Material Changes and Other Information

Trends and Uncertainties

As previously disclosed, the Company has experienced significant financial setbacks resulting from the COVID19 pandemic crisis that began in February 2020. Subsequently, the resulting economic downturn and inflationary trends occurring worldwide indicate an expected permanent increase in operational costs and expenses for the foreseeable future. The resulting impacts are represented in Company financial statements, which are included in this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE SECURITIES

Authorization Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock, $0.0001 par value per share. As of the date of this financial report, common stock shares issued and outstanding are 3,253,258 shares. This number includes 5,625 shares of common stock conveyed in FYE-2023 to a prior "friends & family" investing shareholder in exchange for his purchase of a preferred promissory note from the Company for $75,000. These shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

Voting Rights. Holders of our common stock are entitled to one vote per share of common stock held.

Dividends. Dividends will be declared if and when determined by the board of directors of our company in its sole discretion. We do not expect to declare any dividends for the foreseeable future.

Anti-Dilution Rights. The shares of common stock do not have anti-dilution rights, which means that future equity financings will dilute your ownership percentage of our company.

Preferred Stock

We are authorized to issue 50,000,000 shares of preferred stock, $0.0001 par value per share. As of the date of this annual report, no shares of our preferred stock are issued and outstanding.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions & Potential Conflicts of Interest

From time to time the Company may engage in transactions with related persons. These transactions may give rise to a conflict of interest with the Company, its operations, and its security holders. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following relevant transactions:

Current Business Dealings

Related Person/Entity	Randall C. Huntsinger, CEO, and Jonathan R. Ganther, COO, via their company Omnibus Management Holdings LLC
Relationship to the Company	Mr. Huntsinger and Mr. Ganther are majority shareholders and also serve in executive management roles.
Total amount of money involved	$30,500-$33,000.00, monthly
Benefits or compensation received by related person	Omnibus Management Holdings LLC is a management company through which Mr. Huntsinger and Mr. Ganther are compensated for their management services to Brakes To Go.
Benefits or compensation received by Company	The company is managed and directed by Mr. Huntsinger and Mr. Ganther, but does not directly compensate either in any fashion.
Description of the transaction	Monthly executive management salaries (CEO & COO) are currently paid by a management company (Omnibus Management Holdings LLC) separate and distinct from Brakes To Go. This

	entity charges the Company a monthly fee, which in turn covers Mr. Huntsinger and Mr. Ganther's executive salaries, family health insurance, disability insurance, and minimal administration fees related to the management company's existence.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Randall C. Huntsinger
(Signature)

Randall C. Huntsinger
(Name)

Chief Executive Officer
(Title)

August 1, 2023
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Randall C. Huntsinger
(Signature)

Randall C. Huntsinger
(Name)

Chief Executive Officer
(Title)

August 1, 2023
(Date)

/s/Jonathan R. Ganther
(Signature)

Jonathan R. Ganther
(Name)

Chief Operations Officer
(Title)

August 1, 2023
(Date)

MANAGEMENT CERTIFICATION

I, Randall C. Huntsinger, being a founder and Chief Executive Officer of Brakes To Go, Inc., as well as BTG Operations, LLC, a Limited Liability Company (collectively, the "Company"), hereby certify as of this date that:

(i)   the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of April 30, 2023, and April 30, 2022, the related statements of income (deficit), stockholder's equity and cash flows for the year ended April 30, 2023, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii)   any tax return information in the Financial Statements reflects accurately the information that would be report in such tax returns.

/s/Randall C. Huntsinger
(Signature)

Randall C. Huntsinger
(Name)

Chief Executive Officer
(Title)

August 1, 2023
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

BRAKES TO GO, INC

Unaudited Financial Statements For The Year Ended April 30, 2023

BRAKES TO GO, INC
BALANCE SHEET
APRIL 30, 2023

ASSETS

	2023 Unaudited	2022 Unaudited
CURRENT ASSETS		
Cash	$ 134,423	$ 308,950
Prepaid Expenses	18,997	46,004
Accounts Receivable	11,400	38,877
Petty Cash	1,140	1,140
Employee Advances	930	930
TOTAL CURRENT ASSETS	166,890	395,901
NON-CURRENT ASSETS		
Note Receivable - Corporate Conversion	632,219	650,674
Note Receivable - Other	36,345	17,014
Fixed Assets	239,963	289,539
Accumulated Depreciation	(86,105)	(82,150)
Intangible Assets	99,024	99,024
Accumulated Amortization	(84,477)	(63,371)
Security Deposit	7,383	7,383
TOTAL NON-CURRENT ASSETS	844,352	918,113
TOTAL ASSETS	$ 1,011,242	$ 1,314,014

See accompanying notes.

BRAKES TO GO, INC
BALANCE SHEET
APRIL 30, 2023

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable & Credit Cards Payable	157,191	294,505
Other Current Liabilities	40,198	19,418
TOTAL CURRENT LIABILITIES	197,389	313,923
NON-CURRENT LIABILITIES		
EIDL Loan	1,250,000	1,250,000
Accrued Interest	50,380	-
Convertible Notes	424,995	424,995
Promissory Notes Payable	287,500	212,500
Other Loans Payable	88,634	62,404
TOTAL LIABILITIES	2,298,898	2,263,822
SHAREHOLDERS' EQUITY		
Common Stock (50,000,000 shares authorized; 3,253,258 issued; $0.0001 par value)	325	325
Additional Paid in Capital	472,179	472,179
Retained Deficit	(1,760,161)	(1,422,313)
TOTAL SHAREHOLDERS' EQUITY	(1,287,657)	(949,809)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,011,242	$ 1,314,014

See accompanying notes.

BRAKES TO GO, INC
INCOME STATEMENT
FOR THE YEAR ENDING APRIL 30, 2023

	2023 Unaudited
Operating Income	
Sales, Net	$ 2,816,802
Cost of Goods Sold	1,524,991
Gross Profit	1,291,811
Operating Expense	
General & Administrative	677,338
Advertising & Marketing	534,439
Wages - Clerical	195,335
Rent	56,764
Depreciation	34,799
Legal & Professional Fees	30,784
Amortization	21,105
	1,550,564
Net Loss from Operations	(258,753)
Other Income (Expense)	
Gain on Sale of Assets	22,205
Rental Income	18,000
Interest Income	8,921
Taxes	(13,061)
Interest Expense	(114,995)
Net Loss	$ (337,683)
Net Loss Per Share	
Weighted average loss per share - Basic	3,253,258
Net Loss per share	$ (0.10)

See accompanying notes.

BRAKES TO GO, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING APRIL 30, 2023

Cash Flows From Operating Activities		
Net Loss For The Period	$	(337,683)
Change in Accounts Receivable		27,477
Change in Prepaid Expenses		27,007
Amortization		21,106
Change in Other Current Liabilities		20,780
Depreciation		3,955
Change in Notes Receivable		(9,734)
Change in Accounts Payable & Credit Cards Payable		(137,314)
Net Cash Flows From Operating Activities		(384,406)
Cash Flows From Investing Activities		
Gain on Sale of Vehicles		49,576
Net Cash Flows From Investing Activities		49,576
Cash Flows From Financing Activities		
Proceeds from Borrowings		110,088
Capitalization of Accrued Interest		50,380
Non-Cash Prior Period Adjustment		(165)
Net Cash Flows From Financing Activities		160,303
Cash at Beginning of Period		308,950
Net Increase In Cash		(174,527)
Cash at End of Period	$	134,423

See accompanying notes.

BRAKES TO GO, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDING APRIL 30, 2023

| | Common Stock | | Additional Paid | Retained Deficit | Total Shareholders' |
	Number	Amount	in Capital		Equity
Balance at April 30, 2022	3,247,632	$ 325	$ 472,179	$ (1,422,313)	$ (949,809)
Adjustment To Retained Earnings				(165)	(165)
Issuance of Stock	5,626	-			-
Net Loss				(337,683)	(337,683)
Balance at April 30, 2023	3,253,258	$ 325	$ 472,179	$ (1,760,161)	$ (1,287,657)

See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Brakes To Go, Inc. ("the Company") is a corporation organized under the laws of Nevada and is domiciled in Texas. The Company operates as a mobile automotive brake repair provider. Their primary market services customers throughout Central Texas along the IH-35 corridor. The Company operates on a fiscal year ending April 30.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends April 30.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, useful life of fixed assets.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue is net of refunds amounting to $2,566.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Intangible asset recorded on the books is comprised of trademarks the company developed in 2015 and is amortized over the useful life determined by management.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of April 30, 2023, the Company has accrued a reserve of $0 for doubtful accounts.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

During 2023, the Company sold some of its service vehicles and realized a gain on the sale.

Lease and Security Deposit

The Company currently occupies office space under a non-cancellable operating lease. The lease expires on July 31, 2023, and may be renewed at the option of the Company at the then-current market rate. Future minimum monthly payments due under the lease are as follows:

2023- $2,700

As part of the lease arrangement, a refundable security deposit was paid amounting to $7,383.

Advertising & Marketing

The Company records advertising expenses in the year incurred.

Notes Receivable

In prior years, the Company issued a series of notes receivable to related parties in exchange for cash ("Note Receivable – Corporate Conversion"), to be received at a later date. The note receivable represents advancements by the Company to its partners in consideration of certain tax obligations incurred by the partners on the Company's behalf prior to the Company's reorganization as a corporation.

In 2023 and prior years, the Company issued a series of promissory notes in exchange for cash ("Note Receivable-Other"), to be received at a later date. The receivables do not accrue interest and have no scheduled repayment due date. As of April 30, 2023, the Company has accrued a reserve of $0 for doubtful accounts.

Rental Income

During 2023, the Company engaged in the leasing of its computer servers to third parties. The computer servers are part of the company's asset portfolio and were used to general rental income by allowing third parties to use these servers for specified durations under mutually agreed-upon terms.

Interest Income

As of April 30, 2023, the Company earned interest from note receivable advancements amounting to $8,921.

Prior Period Adjustment to Retained Earnings

An adjustment was required during 2023.The Company recognized a non-cash prior period adjustment to correct previous errors.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise tax filing requirements in the State of Nevada.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE C- DEBT

Promissory Notes Payable

In 2023 and prior years, the Company issued a series of promissory notes payable in exchange for cash for the purpose of funding continuing operations ("the Promissory Notes Payable"). The notes carry interest at rates between 5% - 10% per annum and are due at a future date to be determined by management. The Company makes varied monthly payments on these notes and has capitalized no interest. In 2023, the Company recognized $287,500 in promissory notes payable.

Convertible Notes

In 2019, the Company issued a series of convertible notes payable in exchange for cash for the purpose of funding continuing operations ("the Convertible Notes"). The Convertible Notes and any associated accrued interest will convert to equity automatically upon the occurrence of either a $1,000,000 equity offering, ("Qualified Financing Event"), or at maturity (with the consent of a majority of holders). If a ("Change of Control") or ("Qualified Financing Event") is consummated, all interest on the Notes shall be deemed to have stopped accruing as of a date selected by the Company.

As of April 30, 2023, no notes have been converted into equity.

EIDL Loan

In 2020, the Company received an SBA Economic Injury Disaster Loan ("EIDL") in the amount of $149,000 (later increased to $1,250,000). The loan accrues interest at the rate of 3.75% per annum and is expected to mature in thirty years after commencement of repayment. During 2023, the Company capitalized approximately $50,380 in interest related to the Notes.

Other Loans Payable

In prior years, the Company issued a series of loans payable in exchange for cash for the purpose of funding continuing operations. The loans do not accrue interest and are payable at a future date to be determined by management.

During 2023, the Company issued a series of loans payable in exchange for cash for the purpose of funding continuing operations. The Company makes monthly payments to both loan fees and principal sum over each loan's respective terms until all debt is settled.

NOTE D- EQUITY

Under the Company's articles of incorporation, the Company is authorized to issue 50,000,000 shares of $0.0001 par value Common Stock.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

As of April 30, 2023, the number of shares issued and outstanding by class was as follows:

Common Stock   3,253,258

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 3, 2023, the date that the financial statements were available to be issued.